Exhibit 21

List of Subsidiaries

Name	Jurisdiction of Organization
Penn Virginia Holding Corp.	Delaware
Penn Virginia Oil & Gas Corporation	Virginia
Penn Virginia Oil & Gas Corporation	Texas
Penn Virginia Resource GP, LLC	Delaware
Penn Virginia Resource LP Corp.	Delaware
Kanawha Rail Corp.	Virginia